FOR IMMEDIATE RELEASE


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          REVCO ENTERS INTO A CONFIDENTIALITY AGREEMENT WITH BIG B

Twinsburg, Ohio (October 4, 1966)--Revco D.S., Inc. [NYSE:RXR] announced today that it has entered into a confidentiality agreement with Big B, Inc. [NASDAQ: BIGB]. In the confidentiality agreement, Big B has agreed to provide Revco with confidential information regarding Big B, and Revco has agreed that, until November 30, 1996 (or earlier in certain events), Revco will not engage in a proxy solicitation or take certain other actions to acquire control of Big B other than a cash tender offer for all outstanding Big B common stock at at least $15 per share. The confidentiality agreement also provides for a stay of the litigation in the Federal District Court in Birmingham, Alabama, with respect to Big B's poison pill rights plan.

D. Dwayne Hoven, President and Chief Executive Officer of Revco said, "We are delighted that we have been able to negotiate a mutually acceptable confidentiality agreement with Big B. We expect that the confidentiality agreement with Big B will allow us to work on a level playing field toward our goal of negotiating a transaction that is enthusiastically supported by Big B's shareholders and employees, as well as Big B's many loyal customers. We remain strongly committed to concluding a transaction that serves the best interests of both companies."

Separately, Revco also announced today that its subsidiary RDS Acquisition Inc. has extended its cash tender offer for all of the outstanding shares of Big B at a price of $15 per share until 5:00 p.m. (EDT), on Friday, October 18, 1996. As of 6:00 p.m. (EDT), on October 3, 1996, 53,300 shares of Big B's outstanding common stock had been tendered to Revco under the terms of the offer. The tender offer was scheduled to expire at midnight (EDT), on Monday, October 7, 1996.

The tender offer is conditioned, among other things, upon the acquisition of a majority of Big B's outstanding common shares and the Big B poison pill shareholder rights being redeemed, invalidated or otherwise being inapplicable to the tender offer and Revco's proposed merger to acquire all outstanding Big B shares. As previously announced, the Hart-Scott-Rodino waiting period applicable to the tender offer has expired.

Revco, recognized as a Fortune 500 company, is the second largest drugstore chain in the U.S. operating 2,202 stores in 14 contiguous Midwestern, Southeastern and Eastern states. The stores sell prescription and over-the-counter drugs, health and beauty aids and other consumer products. Revco employs more than 32,000 associates in its stores, network of five distribution centers, regional offices and corporate offices in Twinsbsurg, Ohio.

Note to Editors: Today's news release, along with other news about REvco, is available by calling Company News On-Call at 1-800-758-5804, extension 751257. Information is also available on the Internet at: http:\\www.revco.com.